Exhibit (a)(5)(EE)

WE ARE OFFERING ALL SHAREHOLDERS €40.16 PER ENDESA SHARE IN CASH
Go to your bank or financial institution; you have until October 1st.
Toll free (888) 605-7580

On July 30, 2007, Acciona, S.A. (“Acciona”), a Spanish corporation, and Enel Energy Europe S.r.L. (“EEE” and, together with Acciona, the “Offerors”), an Italian limited liability company and a wholly owned subsidiary of ENEL S.p.A. (“ENEL”), an Italian corporation, filed a tender offer statement on Schedule TO regarding a U.S. tender offer for 100% of the ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”) for 100% of the ordinary shares and ADSs of Endesa. Additionally, the Offerors have filed a Spanish prospectus and certain complementary documentation relating to a Spanish tender offer (together with the U.S. tender offer, the “Offers”) for 100% of the ordinary shares and ADSs of Endesa, which have been authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”), Endesa investors and security holders are urged to read the U.S. tender offer statement and the Spanish tender offer prospectus (each as updated and amended), because they contain important information. Pursuant to the terms of and conditions of the Offers, the Offerors are offering €40.16 in cash for every validly tendered ordinary share and ADS of Endesa. As described more fully in the U.S. tender offer statement (with respect to the U.S. tender offer) and the Spanish tender offer prospectus (with respect to the Spanish tender offer), the Offers will expire on October 1, 2007 unless they are extended or unless they lapse or are withdrawn. Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from Acciona, Enel, Endesa and the four Spanish Stock Exchanges. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), Acciona (www.acciona.es) and Enel (www.enel.it). Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by the Offerors with the SEC on the SEC’s web site at www.sec.gov.

Translation of Advertisement Number 1:
8 Days Left: We are offering all shareholders €40.16 per Endesa share in cash. Go to your bank or financial institution, you have until October 1st. Toll free (888) 605-7580
Translation of Advertisement Number 2:
7 Days Left: We are offering all shareholders €40.16 per Endesa share in cash. Go to your bank or financial institution, you have until October 1st. Toll free (888) 605-7580
Translation of Advertisement Number 3:
6 Days Left: We are offering all shareholders €40.16 per Endesa share in cash. Go to your bank or financial institution, you have until October 1st. Toll free (888) 605-7580
Translation of Advertisement Number 4:
5 Days Left: We are offering all shareholders €40.16 per Endesa share in cash. Go to your bank or financial institution, you have until October 1st. Toll free (888) 605-7580
Translation of Advertisement Number 5:
4 Days Left: We are offering all shareholders €40.16 per Endesa share in cash. Go to your bank or financial institution, you have until October 1st. Toll free (888) 605-7580